This slide is not for distribution in isolation and must be viewed in conjunction with the accompanying term sheet, product supplement, prospectus supplement and prospectus, which further describe the terms, conditions and risks associated with the notes. In the event of any inconsistency between the information presented herein and any such term sheet, such term sheet shall govern. The information contained in this document is for informational purposes only.

Capped Market Plus Notes Linked to a WTI Crude Oil Futures Contract due January 7, 2015

The notes are designed for investors who seek a return equal to the greater of a Contingent Minimum Return of 5.00% and 2 times the appreciation of the Contract Price of WTI Crude Oil, up to the Maximum Return of at least 20.00% at maturity, and who anticipate that the Ending Contract Price will not be less than the Initial Contract Price by more than the Contingent Buffer Percentage of 20.00%. Investors should be willing to forgo interest payments and, if the Ending Contract Price is less than the Initial Contract Price by more than the Contingent Buffer Percentage, be willing to lose some or all of their principal at maturity. Any payment on the notes is subject to the credit risk of JPMorgan Chase & Co.

Trade Details/Characteristics

Contract Price	On any relevant day, the official settlement price per barrel on the NYMEX of the first nearby month futures contract for WTI crude oil, stated in U.S. dollars, as made public by NYMEX (Bloomberg ticker "CL1" <Comdty>), provided that if such date falls on the last trading day of such futures contract, then the second nearby month futures contract (Bloomberg ticker "CL2" <Comdty>) on that day
Currency	USD
Contingent Buffer Percentage:	20.00%
Upside Leverage Factor	2
Maximum Return	At least 20.00%. The actual Maximum Return will be determined on the pricing date and will not be less than 20.00%
Contingent Minimum Return	5.00%
Contract Return	(Ending Contract Price - Initial Contract Price) / Initial Contract Price
Initial Contract Price	The Contract Price on the pricing date
Ending Contract Price	The arithmetic average of the Contract Prices on each of the five Ending Averaging Dates
Ending Averaging Dates	December 26, 2014; December 29, 2014; December 30, 2014; December 31, 2014; January 2, 2015
Maturity Date	January 7, 2015
Maturity	Approximately 14 months
Settlement	Cash
Payment At Maturity per $1,000 principal amount note	*If the Ending Contract Price is greater than or equal to the Initial Contract Price or is less than the Initial Contract Price by up to the Contingent Buffer Percentage:* $1,000 + [$1,000 x the greater of (a) the Contingent Minimum Return and (b) the Contract Return x Upside Leverage Factor], subject to the Maximum Return *If the Ending Contract Price is less than the Initial Contract Price by more than the Contingent Buffer Percentage:* $1,000 + ($1,000 x Contract Return) *Your investment may result in the loss of all of your principal at maturity.*
Preliminary Term Sheet	http://www.sec.gov/Archives/edgar/data/19617/000119312513415552/d619155dfwp.htm

Hypothetical Payment at Maturity for Capped Market Plus Notes Linked to a WTI Crude Oil Futures Contract (assuming $1,000 Initial Investment)



Contract Return
Capped Market Plus Notes Performance
$1,300
$1,200
$1,100
$1,000
$900
$800
$700
Payment at Maturity
20.00% Maximum Return
20.00% Contingent Buffer Percentage
-30%
-20%
-10%
0%
10%
20%
30%
Contract Return

The graph above demonstrates the hypothetical total return on the notes at maturity for a subset of Contract Returns detailed in the table below. Your investment may result in a loss of all of your principal at maturity.

Selected Risk Considerations

The risks identified below are not exhaustive. Please see the term sheet hyperlinked above for more information.

- Your investment in the notes may result in a loss of some or all of your principal and is subject to the credit risk of JPMorgan Chase & Co. (JPMC).
- The notes do not guarantee the payment of interest and may not pay interest at all, and their appreciation potential is limited to the Maximum Return.
- The benefit provided by the Contingent Buffer Percentage and/or the ability to receive the Contingent Minimum Return may terminate on the final Ending Averaging Date.
- JPMC may accelerate the notes if a commodity hedging disruption event occurs.
- The market price of WTI crude oil will affect the value of the notes, however, the notes do not offer direct exposure to commodity spot prices and owning the notes is not equivalent to owning the underlying futures contract.
- Commodity futures contracts are subject to uncertain legal and regulatory regimes.
- Single commodity futures contract prices may exhibit high and unpredictable volatility and tend to be more volatile than, and may not correlate with, the prices of commodities generally.
- Suspension or disruptions in the commodity markets and/or related futures markets may adversely affect the price of the underlying commodity futures contract, and therefore the value of the notes
- JPMS' estimated value of the notes will be lower than the original issue price (price to public) of the notes and is not determined by reference to credit spreads for our conventional fixed rate debt. JPMS' estimated value does not represent future values and may differ from others' estimates.
- The value of the notes which may be reflected in customer account statements may be higher than JPMS' then-current estimated value for a limited time period.
- Lack of liquidity: JPMorgan Securities LLC, acting as agent for JPMC (and whom we were to as JPMS), intends to offer to purchase the notes in the secondary market but is not required to do so. The price, if any, at which JPM will be willing to purchase the notes from you in the secondary market, if at all, may result in a significant loss of your principal.
- Potential Conflicts: JPMC and its affiliates play a variety of roles in connection with the issuance of the notes, including acting as calculation agent, hedging our obligations under the notes and making assumptions to determine the pricing of the notes and the estimated value of the notes when the terms of the notes are set. It is possible that such hedging and other trading activities of JPMC could result in substantial returns for J.P. Morgan while the value of the notes declines.
- The tax consequences of the notes may be uncertain. You should consult your tax advisor regarding the U.S. federal income tax consequences of an investment in the notes.

Ending Contract Price	Contract Return	Payment at Maturity per $1,000 Principal Amount	Total Return on Notes
$130.00	30.00%	$1,200.00	20.00%
$120.00	20.00%	$1,200.00	20.00%
$115.00	15.00%	$1,200.00	20.00%
$110.00	10.00%	$1,200.00	20.00%
$105.00	5.00%	$1,100.00	10.00%
$102.50	2.50%	$1,050.00	5.00%
$101.00	1.00%	$1,050.00	5.00%
$100.00	0.00%	$1,050.00	5.00%
$95.00	-5.00%	$1,050.00	5.00%
$90.00	-10.00%	$1,050.00	5.00%
$85.00	-15.00%	$1,050.00	5.00%
$80.00	-20.00%	$1,050.00	5.00%
$79.99	-20.01%	$799.90	-20.01%
$70.00	-30.00%	$700.00	-30.00%
$50.00	-50.00%	$500.00	-50.00%
$0.00	-100.00%	$0.00	-100.00%

Each hypothetical return set forth above assumes an Initial Contract Price of $100, an Upside Leverage Factor of 2, a Maximum Return of 20.00%, and a Contingent Buffer Percentage of 20.00%. The actual Maximum Return will be determined on the pricing date and will not be less than 20.00%. Each hypothetical total return set forth above is for illustrative purposes only and may not be the actual return applicable to a purchaser of the notes.

Filed pursuant to Rule 433
Registration Statement No: 333-177923
Dated: October 29, 2013

J.P.Morgan

SEC Legend: JPMorgan Chase and Co. has filed a registration statement (including a prospectus) with the Securities and Exchange Commission (the "SEC") for any
offerings to which these materials relate. Before you invest, you should read the prospectus in that registration statement and the other documents relating to this offering that JPMorgan Chase and Co. has filed with the SEC for more complete information about JPMorgan Chase and Co. and this offering. You may get these documents without cost by visiting the SEC website at www.sec.gov.
Alternatively, JPMorgan Chase and Co., any agent or any dealer participating in the this offering will arrange to send you the prospectus, the prospectus supplement as well as any relevant product supplement and term sheet if you so request by calling toll-free 866-535-9248.

IRS Circular 230 Disclosure: JPMorgan Chase and Co. and its affiliates do not provide tax advice. Accordingly, any discussion of U.S. tax matters contained herein (including any attachments) is not intended or written to be used, and cannot be used, in connection with the promotion, marketing or recommendation by anyone unaffiliated with JPMorgan Chase and Co. of any of the matters address herein or for the purpose of avoiding U.S. tax-related penalties.

Investment suitability must be determined individually for each investor, and the financial instruments described herein may not be suitable for all investors. The products described herein should generally be held to maturity as early unwinds could result in lower than anticipated returns. This information is not intended to provide and should not be relied upon as providing accounting, legal, regulatory or tax advice. Investors should consult with their own advisors as to these matters.

This material is not a product of J.P. Morgan Research Departments. J.P. Morgan is the marketing name for JPMorgan Chase and Co. and its subsidiaries and affiliates worldwide. J.P. Morgan Securities LLC is a member of FINRA, NYSE and
SIPC. Clients should contact their salespersons at, and execute transactions through, a J.P. Morgan entity qualified in their home jurisdiction unless governing law permits otherwise.